INDEGLIA | CARNEY A Professional Corporation

E-Mail:      greg@indegliacarney.com
File No.:    10138.02

March 28, 2011

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:          CWS Marketing & Finance Group, Inc.
Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-170828

Dear Mr. Kluck:

On behalf of our client, CWS Marketing & Finance Group, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2010 (the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated December 23, 2010 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.
In connection with the preceding comment, please refer to Rule 419 of Regulation C, which includes a definition of “blank check company.” Please note that the Commission stated that it would “scrutinize ... offerings for attempts to create the appearance that the registrant… has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Please provide us with a detailed explanation as to why Rule 419 does not apply to this offering, revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan, and discuss the business purpose of this offering in light of the fact that the maximum offering amount is insufficient to cover your offering expenses and you will be subject to the reporting obligations of the Exchange Act of 1934. We offer the following comments to help you revise your disclosure.

Response:   The Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” The Company has a specific plan and purpose. Its business purpose and our specific plan is to provide business consulting services to small and medium size businesses for cost management and expense reduction as well as online marketing consulting and web optimization services..  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” The Company has commenced operations and has signed contracts with eight clients to date, four of which were signed in the past three months.  The Company has added this disclosure both the Summary and Business sections in the Amendment

2.
Please tell us whether any of the selling shareholders is a broker-dealer, such as Groupmark Financial Services Ltd. Also for any selling shareholder that is a broker-dealer or an affiliate of a broker-dealer, please tell us supplementally whether they received any shares issued by the registrant as underwriting compensation. If they did not receive any such shares as underwriting compensation, please advise us how they acquired their shares. We may have additional comments.

Response:  None of the selling shareholders are a broker dealer.   Certain of the shareholders are registered representatives of a broker dealer, however, have not received any share compensation as an underwriter.  They acquired the shares for cash in a private placement.

3.
It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the relationship of some of the selling shareholders to the registrant, the business of such shareholders, and the amount of time these shareholders have held the shares, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response:  This offering is a secondary offering and not one on behalf of the issuer.   As such, the Company is entitled to rely on Rule 415(a)(1)(i).  Whether an offering is an actual secondary or really on behalf of the issuer is a factual one.  Compliance and Disclosure Interpretations, Securities Act 612.09 states that consideration should be given to the following items:

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

How long the selling shareholders have held the shares

Of the 38 selling shareholders, (i) 2 have held their shares for over 1 year having purchased such shares in December 2009; (ii) 20 have held their shares for eleven months, having purchased such shares in March 2010 and (iii) 16 have held their shares for five months, having purchased their shares in September 2010.  Further, all purchaser have held their shares for a significant period of time and have been sufficiently at risk for such shares.  In addition, even if the shares are ultimately registered on the registration statement—the Company’s common stock is not listed or quoted and there is no guarantee that any such purchasers will ever be able to transfer their shares.

Circumstances under which the Selling Shareholders Received their Shares

Each of the Selling Shareholders purchased their shares in a private placement.  All of the shareholders paid cash for their shares, and even if the shares are registered stand to lose their entire investment.

The Amount of Shares Involved

The 456,000 shares being registered represents approximately 14% of the outstanding stock of the Company.

Whether the Selling Shareholders are in the Business of Underwriting Securities

While eight of the thirty-eight selling shareholders are affiliates of broker-dealer, none of the holders purchased their shares in their capacity as an affiliate of the broker-dealer.  Each party bought them privately for their own account in the ordinary course of business.  Further, each of these holders has represented to the Company that they had no agreements or understandings, directly or indirectly, to distribute their shares.   None of the remaining thirty selling shareholders are affiliated with a broker-dealer, nor are they in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Based on all the circumstances and discussion set forth above, the Company believes it has a valid basis for relying on Rule 415(a)(1)(i) and concluding that such offering is not on or behalf of the issuer and is properly classified as a secondary offering.  All of the sellers have held their shares for a significant period of time of more than five months, with a majority holding their shares for almost a year.  All of the shareholders paid cash for their shares an none of the shareholders have or had, direct or indirect, agreements to distribute their shares.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

4.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market reports published by the U.S. Department of Commerce. Please highlight the specific portions that you are relying upon so that we can reference them easily. Please also confirm to us that all industry information other than reports by the U.S. Dept of Commerce was from sources that are publicly available.

Response:  As requested, please find attached to this letter copies of the industry analysis upon which we relied.  The Company has included updated disclosure in the Amendment.

Forward-Looking Statements, page 1

5.
Please revise your disclosure in the first sentence in the paragraph following the bulleted list to clarify that you are required, pursuant to applicable regulations, to update this prospectus during your offering.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

6.	We note the statement that “[w]e have not, and the underwriters have not, authorized any other person…” Please disclose the underwriters you are referring to.

Response:  There are no underwriters for this offering.  The extraneous reference has been removed.

Prospectus Summary

Company Overview, page 1

7.
Please revise the summary to describe more clearly the on-line revenue generation services and incubation services components of the consulting services that you provide and describe these services in greater detail in the business and MD&A sections.

Response:   In response to the Staff’s comment, the summary has been revised to provide additional disclosure as requested.  Please note:  the Company has substituted the phrase “website implementation” for “revenue generation” as it feels this term more accurately describes the services it provides.  Additional detail has been disclosed in the business and MD&A sections.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

8.
Please revise the summary to discuss briefly your historical and current operations and provide additional detail in your business section. For instance, please revise to clarify that you have earned limited revenues. This disclosure should provide balance to your disclosure in the first paragraph of your activities since your inception.

Response: In response to the Staff’s comment, additional disclosure has been included in the Summary and Business section to discuss historical and current operations.

Our Opportunity, page 2

9.
We note your discussion in this section regarding how companies have historically engaged in e-commerce. We note your further statement regarding the expense of such ventures serving as a potential harrier of entry. Please provide us with independent, third-party support for these assertions, or, if you do not have third-party support, please revise to clarify that these statements constitute your belief.

Response:  In response to the Staff’s comment, the disclosure has been revised to indicate these statements constitute the Company’s belief.

Risk Factors, page 3

10.
Please review and revise your risk factors to adequately describe the risks to your current business and discuss how your business, financial condition, and/or results of operation would be affected by these risks. Refer to Item 503(c) of Regulation S-K.

Response:   Per the Staff’s comment, the Company has reviewed and revised its Risk Factors in accordance with Item 503(c) of Regulation S-K.

11.
Please review your risk factors and eliminate those generic risks applicable to any public company. For example, refer to your third risk factor on page 5 regarding the prospective impact future market conditions could have on your business, which applies to any company. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

Response:  In response to the Staff’s comments, the Company eliminated risk factors generic to any public company such as the “Future Market Conditions” risk factor.

12.
Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the first risk factor on page 6 beginning “Our Portfolio Partner Companies. Operate...” does not adequately explain the potential risk to prospective investors or your business if your company is unable to adjust your business plan and proprietary products to remain consistent with new technologies. Please revise your subheadings to highlight the harm that you would incur should the noted facts materialize.

Response:  In response to the Staff’s comments, the Company removed the risk factor on page 6 beginning “Our Portfolio Companies Operate”  as, upon further review, the Company did not deem this to be a material risk since acquiring portfolio companies is not critical to its business.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Risks Related to Our Business

General

13.	Please include a risk factor that discusses your principal officer’s inexperience in running a public company and in the company’s current business, if applicable.

Response:   In response to the Staff’s comment, the Company has included a new risk factor disclosing its principal officer’s inexperience in running a public company.

14.	Please include a separate risk factor under this subheading to make clear your key officers will also have complete control over decisions, including, but not limited to:

•	all employment decisions;

•	the appointment of other management positions; and

•	whether to enter into material transactions with related parties.

Response:  In response to the Staff’s comment, the Company has included a new risk factor relating to the Company’s officers’ control over decisions in the Amendment.

The continued development and commercialization.., page 3

15.	Please reconcile the risk disclosed under this subheading with your discussion of ongoing liquidity needs and planned operations over the next 12 months in the MD&A.

Response:  Upon further review, the Company has determined that this is not a current risk and as such has removed the referenced risk factor.

Our officers and directors beneficially own a significant amount..., page 4

16.
We note that your key executives will retain a majority of your outstanding shares after this offering. As such, please supplement your current disclosure here to discuss the risk associated with their ability to cause you to engage in a business combination without seeking shareholder approval, if possible.

Response:  In response to the Staff’s comment, the Company has supplemented its current disclosure to discuss the risk associated with the officers and directors ability to cause the Company to engage in a business combination without seeking shareholder approval.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

We may incur significant costs to be a public company…, page 4

17.	Please revise this risk factor to clarify, if true, that your current operations will not be sufficient to cover the cost associated with satisfying your reporting obligations.

Response:  In response to the Staff’s comment, the Company has included disclosure to clarify that its current operations may not be sufficient to cover the costs associated with our reporting obligations.

Our success is dependent on our ability…, page 5

18.
We note your disclosure that expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. Please revise to remove disclosure of completed acquisitions or disclose your completed acquisitions throughout the filing, as applicable. In addition, please revise here, as goodwill is not amortized in accordance with ASC 350-20-35.

Response:  In response to the Staff’s comment, the Company has removed this disclosure as the Company has completed no acquisitions.

19.
Considering your lack of financial resources, please revise this risk factor and your later disclosure in the business and MD&A sections to explain in greater detail how you plan to engage qualified personnel to implement your strategy.

Response:  In response to the Staff’s comment, the Company has added additional disclosure under its risk factor and later disclosure in business and MD&A to discuss its plan to engage personnel despite limited resources.

Risks Related to the Internet Industry

A variety of new and existing U.S. and foreign..., page 6

20.
Please revise this risk factor to provide brevity and only include the disclosure needed to place the risk into context and revise your disclosure in the business section, as needed. to discuss issues raised here with greater specificity.

Response:  Upon further review, the Company has determined that this is not a current risk and as such has removed the referenced risk factor.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

If our security measures are breached..., page 7

21.	Please supplement your disclosure elsewhere in the prospectus to discuss with greater specificity the security measures you currently have in place to safeguard your products and services.

Response:  Upon further review, the Company has determined to remove the referenced risk factor as it does not deem this a material risk as its main product is providing consulting services.

Risks Related to Our Common Stock

Should our stock become listed..., page 8

22.
Refer to your disclosure in the first sentence under this subheading. Please note that securities are not “traded” on the OTCBB and are merely quoted on such system. Please revise your disclosure accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Our common stock price..., page 9

23.
We note the significant amount of detail in this risk factor. Please revise to provide brevity. Please also note that several of the items discussed in this risk factor are discussed in your other risk factors as well. For instance the first bulleted item appears to be addressed in the fifth risk factor on page 4. Please revise to limit the repetition.

Response:  In response to the Staff’s comment, the Company has revised the risk factor to provide brevity and has limited repetitions.

Selling Shareholders, page 11

24.	Please disclose whether the shareholders that are affiliates of broker-dealers had purchased their shares in the ordinary course of business.

Response:  In response to the Staff’s comment, the Company has disclosed in footnote (1) to the table that all such shareholders who are affiliates of broker-dealers purchased shares in the ordinary course of business.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Description of Securities

Common Stock, page 15

25.
We note your statement that all of your outstanding common stock is “fully paid” for and “non-assessable.” This statement is a legal conclusion that you are not qualified to make. Please revise to disclose that this statement is based on the advice or opinion of counsel and name counsel or remove the statement from your disclosure. Please also revise to explain what private placement you are referencing in the same paragraph.

Response:  In response to the Staff’s comment, the Company removed the statement referenced regarding “fully paid and non-assessable” as well as the extraneous reference to private placement.

Description of Business

Our Services, page 17

26.	Please expand your disclosure in this section to provide all of the information required under Item 101(h)(4) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure in this section to provide all of the information required under Item 101(h)(4) of Regulation S-K.

27.	Please discuss in greater detail how the company earns fees from providing consulting services, including a more robust discussion of the payment structure of your contractual arrangements.

Response:  In response to the Staff’s comment, the Company has included additional disclosure on the company’s revenue structure in the Amendment.

28.
As currently drafted, the description of your business is vague and unclear as to the nature and extent of your current or future operations. Please revise to focus on the services you currently provide and to whom you provide them.

Response:  In response to the Staff’s comment, the Company has revised its description to focus on the services the Company currently provide and to whom it provides them.

29.
We note the disclosure elsewhere in the filing regarding your single customer arrangement with FN Implementation and Financing Partners, Inc. Please revise the description of your business to include a discussion of this agreement, including more detail regarding the “accounting, finance, legal and advisory and delivery assistance” services you provide.

Response:  Please note that the relationship with FN Implementation and Financing Partners is a third party Teaming Affiliate Partnership – not a single customer arrangement.  This is now disclosed under the Team Affiliate Partnership section in business.  In addition, the Company has previously disclosed the licensing agreement with FN Implementation and Financing Partners for certain accounting methodology developed by FNIFP under the Intellectual Property subsection in business.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

30.
We note your extensive reference to regulations impacting your business in the risk factors section. Please revise your disclosure in this section to address specific existing or probable laws and regulations that may have a significant impact on your business on a going-forward basis.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to address the existing laws which may have an impact on its business.  Please note: the Company has reduced the disclosure under the Risk Factors section and as such the discussion under business is limited accordingly.

Teaming Affiliated Partner (“TAP”) Network, page 18

31.
We note your disclosure on page 18 that you may provide Teaming Affiliated Partners with equity ownership in your company. We also note that you have entered into three key Teaming Affiliate Partner Agreements. Please advise us whether any equity ownership was offered or will be offered to the three partners. Also discuss whether any of the three partners or future partners will be able to acquire controlling interests in your company. We may have further comment.

Response:  Please note that none of the three Teaming Affiliate Partners have any ownership nor have any contractual right to acquire any ownership in the Company.     The current agreements just provide for the teaming affiliated partner to do work on behalf of the Company with a Client that is engaged with the Company.

Intellectual Property, page 19

32.
Please revise to discuss with greater specificity your proprietary models/programs discussed in this section, such as the KPI reporting methodology. Please revise to describe your retained intellectual property rights, if any, pertaining to the work product of any employees.

Response: In response to the Staff’s comment, the Company has included the additional disclosure requested.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Competition, page 20

33.
We note that you believe your business will be competitive with larger companies within the industry as a result of your “unique business offerings.” Please also reconcile your disclosure regarding your efforts to provide financing for online marketing efforts with your later disclosure in the liquidity section of the MD&A regarding your liquidity needs within the next 12 months. Please revise explain how the services you plan to provide are distinguishable from your competitors. Please also discuss the specific competitive business conditions you are subject to within the industry. Also, discuss the applicable methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:  Please note that the Company has elimination disclosure related to financing efforts on behalf of its clients as this service is not being offered at this time.  The Company has revised its disclosure in response to the Staff’s comment regarding competition.

Employees, page 20

34.
Please disclose the approximate amount of time that your executive officers will devote to you. Please also add disclosure, as appropriate, to discuss your officers continued employment in other capacities and how this may impact you.

Response:  In response to the Staff’s comment, the Company has included the additional disclosure requested.

35.	Please expand your disclosure to explain what type of personnel you anticipate hiring.

Response:  In response to the Staff’s comment, the Company has included the additional disclosure requested.

Market for Common Equity and Related Stockholder Matters, page 20

Recent Sales of Unregistered Securities, page 21

36.
Please reconcile your disclosure here that 2,688,000 shares were issued for 850,000 and 272,000 were issued in consideration of services rendered with your disclosure on page F-9 that 2,964,000 shares were issued in return for capital commitments totaling $50,000. In addition, please tell us how you accounted for any shares issued for services, citing the authoritative literature upon which you relied.

Response: The Company has adjusted the 272,000 as original founder shares.  As they were not issued for services already rendered no adjust has or will be made to the financial statements.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Balance Sheet, page F-3

37.
Please tell us how you determined you are not a development stage entity, subject to the provisions of ASC 915. In this regard, we note your disclosure on page 23 that as of September 30, 2010, you have not generated any significant revenues.

Response:  As per the provisions of ASC 915 a company is considered to be a development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions are present:

1.	Planned principal operations have not started, or;

2.	Planned principal operations are underway but have not yet generated any significant revenue.

In terms of item 1, principal operations have started , the company has secured clients, it has lined up 3rd party providers of services and began utilizing them.   The intellectual property to drive parts of the business is in pl/ace and no further research or development need to take place.

In terms of item 2, the Company has already secured seven subscription based clients under contracts.   Under signed contracts those customers are paying on a monthly basis.    Because of the higher value of subscription based contract versus stand along one time professional services contracts the company consider the acquisition and retention of seven clients and there related revenue to be significant in proving the business plan.    With the underlying product now defined and the delivery system in place the Company is ready for scale and will now beginning to increase its sales and market efforts to drive more revenue.    With the size of the customer market and basic needs of the services the Company anticipates strong growth in revenue over a short period of time.

Notes to Financial Statements, page F-7

Note 4. Income Taxes, page F-10

38.
Please tell us how you determined it is more likely than not that the net deferred tax asset will be realized. In this regard, we note your disclosures elsewhere that you have experienced net losses to date and that you have no significant financial resources and limited revenues to date.

Response: As noted in the document, the Company has an extremely low cost of revenue and operating expenses.    The founding shareholders can and are providing services under minimal compensation requirements.  Furthermore the company has already secure three third party outsourced service providers whereby the Company utilizes their services and pays them as independent contractors. The actual billing to clients is done by the Company at this cost plus a profit to the Company. The Company handles all billing and client account management so as to control the business relationship. All third party providers are required to sign a confidentiality and non solicitation agreement. This agreement does not alow them to solicit either a client or employee for a 2 year period following the agreement's termination.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

As noted above the company has already established its operating platform include other non-recurring costs such as website development and launch, marketing literature (logos, business cards, letterhead, envelopes.    Such costs are already processed through the financials.    Also a majority of the legal and auditing costs have already been paid.    Finally, as mentioned about, the company has already secure a number of customers who have been consistently paying under monthly agreement.    The size of the market for the company’s basic services in very large (all small and middle market company’s either looking for basic account or  beginning/enhancing what they do on the internet.

This combination of the low overhead, the completion of the process to deliver the services, the high margin associated with the business plan and the anticipated growth in revenue through increased sales and marketing, the Company anticipates profits more that sufficient over the next 20 years (life of a net operating loss carry-forward) to utilize the currently booked deferred tax asset.

Management’s Discussion and Analysis of Financial Condition or Results of Operation

Summary of Business, page 22

39.
As applicable, provide a narrative discussion describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has included the additional disclosure requested.

40.
Please revise to more fully discuss your results of operations since inception, including a description of any significant components of revenues or expenses that, in your judgment, should be described in order to understand your results of operations. In addition, please expand your discussion of any material known trends and uncertainties. As an example only, your discussion of your plan of operations should be consistent with your discussion of your strategy on page 19 and with related risk factors cm pages 3 and 5.

Response:  In response to the Staff’s comment, the Company has included the additional disclosure requested.

Plan of Operations, 22

41.
Please describe the company’s plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Sec Item 101(a)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has included the additional disclosure requested.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Liquidity and Capital Resources, page 23

42.
We note your statement that you believe that the $59,750 in committed funds ($53,750 in received funds) plus you current revenue and increases in your client base will be sufficient for the next 12 months. Please revise your liquidity discussion to clarify the amount of cash currently on hand, rather than only discussing the historical amount of capital raised, and provide a robust discussion of both short-term and long-term liquidity. In this regard, please reconcile your statements here that you have sufficient funds for operations for the next 12 months, that you do not plan on raising additional capital, and that you do not anticipate the need to hire employees over the next 12 months with your disclosures that you estimate that it will require a substantial investment to implement your business plan (page 3), that you expect to hire additional employees, expand information technology systems and leas more space for your corporate offices (page 5) and that your strategy for growth includes acquisition or joint ventures with complementary service providers and software product companies (page 19) Refer to Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure as requested and reconciled statements made in MD&A with those under risk factors and strategy.

43.	Please disclose the offering expenses to be paid by the company as disclosed in Part II of the registration statement and discuss how these expenses will affect your liquidity.

Response:  In response to the Staff’s comment, the Company included such requested disclosure on page __ of the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 23

44.
Please expand your disclosure here to provide for each director a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company included such requested disclosure in the Amendment.

Certain Relationships and Related Transactions, page 26

45.
We note that you were organized on December 4, 2009. Please identify your promoters as required by Item 404(c) of Regulation S-K. In addition to the names of the promoter(s), please also state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any services or other consideration therefore received or to be received by you.

Response:  Please note that CWS did not utilize any promoters.  As such no additional disclosure has been included.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

46.	We note that you have various conflicts of interests. Please include any related risk factors in the risk factors section in regards to these conflicts of interest.

Response:   In response to the Staff’s comment we have included a new risk factor related to these conflicts in the Amendment

Part II – Information Not Required in the Prospectus

Item 15.  Recent Sales of Unregistered Securities, page II-2

47.
Please revise to discuss the basis for your reliance on Section 4(2) of the Securities Act of 1933. Also discuss in detail how each transaction met the requirements of Rule 504 of Regulation D. Please refer to Item 701(d) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure as requested.

On behalf of CWS, please be advised that CWS has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, GL Energy acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
March 28, 2011

Very truly yours,

INDEGLIA | CARNEY

/s/ Gregory R. Carney

Gregory R. Carney

GRC:  jm
cc:  Craig Samuels